Filed by Zymergen Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Zymergen Inc.

Commission File No.: 001-40354

Date: July 26, 2022

On July 26, 2022, Zymergen Inc. made available to its employees the below communication.

Ginkgo to Acquire Zymergen

Frequently Asked Questions (FAQ) for Zymergen Employees

1.	What was announced on Monday, July 25th?

●	On Monday, July 25th, we announced that Zymergen has entered into a definitive merger agreement with Ginkgo Bioworks under which Ginkgo will acquire Zymergen in an all-stock transaction. Zymergen stockholders will own 5.25% of the pro forma combined company following the transaction.
●	Based on Ginkgo’s closing stock price on July 22, 2022, this deal values Zymergen at approximately $2.68 per share or a total transaction value of $300 million.
●	This transaction pairs two highly complementary synthetic biology organizations that share a common vision that biology can transform a wide range of industries including manufacturing, agriculture, and medicine. Both companies share the goal to build organizations and tools that enable this vision to become reality.
●	Ginkgo expects to integrate our complementary automation, software, and data science tools as well as some of our biological assets to significantly enhance the capacity, capabilities, and efficiency of Ginkgo’s platform for its diverse customer base and enable new growth opportunities across many end markets.
●	You can read more in our and Ginkgo’s joint press release and other public filings, which are available at https://investors.zymergen.com/ and https://investors.ginkgobioworks.com/overview/default.aspx.

2.	When will the Transaction close?

The closing of this transaction is subject to approval by holders of a majority of Zymergen’s outstanding stock, customary regulatory approvals and other customary closing conditions. The transaction is expected to be completed by the first quarter of 2023.

3.	Tell us about Ginkgo.

Ginkgo is a publicly traded company headquartered in Boston, MA.

Their mission reads: Our mission is to make biology easier to engineer. That has never changed. Every choice we’ve made with respect to our business model, our platform, our people and our culture is grounded in whether or not it will advance our mission.

Ginkgo is building a platform to enable customers to program cells as easily as we can program computers. Its cell programming platform enables biotechnology applications across diverse markets, from food and agriculture to industrial chemicals to pharmaceuticals. For more information, visit www.ginkgobioworks.com.

4.	Why is Ginkgo acquiring Zymergen? How does our technology fit into their business?

●	This is a strategic acquisition for Ginkgo. Ginkgo believes that the capabilities we have developed at Zymergen will accelerate Ginkgo’s platform development and drive significant value for both current and future customers.
●	Ginkgo plans to integrate our core automation and software technologies for scaling strain engineering capacity into their platform, including our machine learning and data science tools for exploring known and unknown genetic design space.
●	Ginkgo has long respected and admired Zymergen and is excited for this acquisition.

5.	Why does this make sense for Zymergen?

Our board of directors has conducted a strategic review, including evaluating a sale and continuing to operate as a standalone public company, as well as other strategic, financial and capital structure alternatives. After receiving and reviewing proposals and indications of interest, as well as considering Zymergen’s future prospects, the board is confident that this transaction is the best path forward for Zymergen, including its stakeholders and its ability to promote its public benefit purpose.

This transaction aligns with our mission and brings together two highly complementary organizations that share the vision that biology can transform a wide range of industries including manufacturing, agriculture, and medicine. This transaction ensures that the technology we have developed will continue to be developed and move synthetic biology forward.

We are excited about the opportunities created by combining our technologies to accelerate Ginkgo’s platform development to, among other things, better serve customers and stakeholders, promote our public benefit purpose, and achieve our shared vision of sustainability and a world built on biology. This transaction also represents a compelling opportunity for our stockholders to participate in the future growth and upside potential of the combined company.

6.	What parts of Zymergen will continue in the new business?

●	Ginkgo plans to integrate our core automation and software technologies for scaling strain engineering capacity into their platform, including our machine learning and data science tools for exploring known and unknown genetic design space. Ginkgo has long respected and admired Zymergen and is excited for this acquisition.

7.	What about the Advanced Materials and Drug Discovery businesses?

●	For some time, we have been evaluating the potential of splitting the company into multiple, independent businesses. Ginkgo supports our efforts to evaluate strategic alternatives for our Advanced Materials and Drug Discovery businesses. This provides an opportunity for us to explore strategic options for two slimmed down companies in Advanced Materials and Drug Discovery. These options could include independent, private company spinouts or combinations with existing organizations, and if successful, could result in significant cost savings with the potential to benefit all stakeholders. We will begin exploring these opportunities immediately with a goal of closing any alternative transactions before or shortly after the closing of the Ginkgo transaction.

●	We do anticipate workforce reductions related to the Advanced Materials and Drug Discovery businesses, though timing and extent of reductions will depend on strategic decisions around those programs.

8.	Are our key investors supportive of the merger?

●	Yes, our key investors are supportive of the merger. Each of DCVC, True Ventures and Softbank, who together own approximately 40% of Zymergen’s outstanding common stock as of July 24, 2022, have signed voting agreements committing to vote in favor of the transaction.

9.	What are the next steps to complete the acquisition? What should I expect between now and then?

●	We expect the transaction to be completed by Q1 2023, subject to approval by the stockholders of Zymergen, as well as customary regulatory approvals and satisfaction of other customary closing conditions.
●	Until completion of the transaction, both organizations will continue to operate as separate entities and it should be business as usual here at Zymergen.

10.	Who is leading the integration? What can I expect in terms of integration?

●	Integration execution will not formally begin until we complete the transaction.
●	Between now and then, we expect that there will be a transition and integration planning team that will include representatives of both Zymergen and Ginkgo who will work to determine how best to integrate Zymergen’s capabilities into Ginkgo’s platform.

11.	Who will keep employees informed of key developments?

●	The Zymergen executive team will continue to keep you updated on key developments through all of the typical channels of communication, including, among others, company-wide all hands, department all hands, team meetings, email communications etc.
●	We know the pendency of a transaction can create uncertainty for employees and we expect to work closely with Ginkgo to provide you with updates and additional information as the integration plans develop.

●	There is uncertainty here - particularly for those on teams where we are exploring strategic alternatives. We don't have all the answers today. We ask you to be patient and we will provide more information as soon as we can. In the meantime, it is business as usual.

12.	What is the culture of Ginkgo like? How will we fit together?

●	Ginkgo and Zymergen share a common vision: the belief that biology can transform a wide range of industries including manufacturing, agriculture, and medicine and the goal to build teams and technologies that enable this vision to come to life.
●	We will have a lot to learn from one another and Ginkgo looks forward to welcoming the Zymergen team into Ginkgo as it embarks on this next chapter of development and growth.

13.	How soon can we interact with Ginkgo employees?

●	We expect the transaction to be completed by Q1 2023. Between now and then, both companies will continue to operate as independent companies and so you should not change the way you engage with Ginkgo employees until the transaction closes; continue to respect your confidentiality obligations.
●	A small group of people will be engaging more directly with Ginkgo as part of the transition and integration planning process.

14.	What do I do if I’m asked about the transaction by the media or an external party?

●	Inquiries from the media should be referred to marketing@zymergen.com.
●	Inquiries from analysts or investors should be referred to investors@zymergen.com.

15.	Is my job safe? Will people lose their jobs?

●	We also announced that as part of our ongoing efforts to continue to execute on our strategic plan, including managing costs and conserving cash resources, that we will be conducting a reduction in force.
●	As we have discussed previously, we are operating in a challenging macro economic environment where fundraising at our share price would have been difficult. The reductions in our workforce would have been necessary with or without a transaction.
●	The reduction in force will happen in multiple phases. The initial phase will occur on Tuesday, July 26, 2022 and include approximately 80 people.
●	We do not yet know everyone who will be impacted - some people will have a long-term role, some people will be needed through the transition period, some people may have opportunities with Advanced Materials or Drug Discovery spinout companies, if successful, and some positions will be eliminated.
●	Anyone impacted in layoff activity, whether now or in subsequent phases, will be offered a severance package in recognition of their service and in order to help facilitate a smooth transition.

16.	What will happen to my benefits?

An integration plan is currently being developed, and we will provide these details once the plans are completed.

17.	What will happen to my Zymergen RSUs and options in the acquisition?

●	At the closing of the acquisition:
○	Any outstanding options that have an exercise price that is less than $2.68 will be canceled and exchanged for the right to receive a number of shares of Ginkgo Class A common stock with a value equal to the excess between the per share exercise price of each such option and $2.68.
○	Any outstanding options that have an exercise price that is greater than $2.68 will be canceled for no consideration.
○	The exercise price of substantially all outstanding options is above $2.68 and, as result, such options will be canceled for no consideration.

●	Outstanding RSUs to acquire shares of Zymergen’s common stock will be converted into RSUs to acquire shares of Ginkgo’s Class A common stock, based on a conversion ratio of 0.9179. Your RSUs will otherwise continue to vest in accordance with the same vesting schedule (including any acceleration terms) currently applicable to such RSUs.

18.	What will happen to my Zymergen equity awards, if I am terminated?

●	The terms of Zymergen severance policies currently in effect provide that individuals impacted by the reduction in force will be entitled to:
○	Partial acceleration of certain restricted stock units (RSUs) as set forth in the table below; and
○	If a change in control of the company occurs within one year following the date of separation from employment, full acceleration of all of the employee’s equity awards.
○	Our board of directors has confirmed that upon closing, the transaction with Ginkgo will constitute a change in control of Zymergen.

●	Any employees terminated without “Cause” (as defined in relevant severance plans and equity award agreements) will be entitled to the following:

RSU ACCELERATION ON TERMINATION

Grant Type	Existing Vesting Schedule	Modified Terms
2021 Retention RSU Grants	Annual vesting over two years (with 1/3 vesting on the first anniversary of the vesting commencement date, and 2/3 vesting on the second anniversary of the vesting commencement date).	To the extent the first vesting date has not already occurred at termination, your 2021 Retention RSU award will become vested with respect to 1/3 of the total underlying RSUs.
2022 RSU Promotion Grants	Quarterly over four years.	Your 2022 RSU promotion grants will become vested with respect to 1/48th of the total underlying RSUs for each full month of completed service following the vesting commencement date.

EQUITY ACCELERATION ON CLOSING

●	In addition, in the event of a change in control of the Company within one year following your termination date, each outstanding and unvested equity award, including, without limitation, each stock option and RSU held by you will automatically become vested and, if applicable, exercisable with respect to one hundred percent (100%) of the shares subject thereto, as of immediately prior to the closing of the change in control.

19.	Can I trade Zymergen stock?

The rules have not changed on this. We are currently in a trading blackout window until we have announced Q2 results, which we anticipate doing in mid-August. We plan to open a trading window at that time. Once the trading window is open, you may trade in Zymergen stock, subject to compliance with our insider trading policy and provided that you are not in possession of any material non-public information.

20.	What day-to-day changes should I expect at Zymergen?

In the near-term, there will not be any changes in the day-to-day operations. As we continue through the integration process, we will communicate any necessary changes that may be identified as part of the planning process.

21.	When will our work email addresses change? Will our work phone numbers change? When will we get new business cards? When will we be on the Ginkgo network?

An integration plan is currently being developed, and we will provide these details once the plans are completed. In the meantime, it is business as usual.

22.	Can Zymergen employees apply for job openings within Ginkgo?

It is important for us to retain Zymergen employees in their current positions to ensure a seamless transition. Once the companies are fully integrated, we will communicate when former Zymergen employees might be able to apply for other open positions within Ginkgo.

23.	What can I tell other employees, customers, or suppliers about this deal?

●	On July 25th, it was publicly announced that Ginkgo and Zymergen signed a definitive merger agreement under which Ginkgo will acquire Zymergen in an all-stock transaction. Closing of the acquisition is subject to customary closing conditions, and at that time we will be able to disclose more information.
●	In the meantime, it is important to remember that it is business as usual until closing. U.S. antitrust law can impose serious penalties on Ginkgo and Zymergen, and the deal itself could be threatened if we do not continue to act as the separate and independent companies that we are until the deal has closed.
●	Questions from current Ginkgo partners and customers must be directed to their current contact at Ginkgo.
●	Any discussion you may have with customers or other third parties should be limited to the fact that the deal has only been signed as announced. You must not represent that you are speaking on behalf of Ginkgo. You cannot discuss current or future orders or terms, or do anything else that has the appearance of order solicitation or collaborating until you are authorized to do so.

24.	What should I do if a customer/partner asks about Ginkgo?

Questions from current Ginkgo partners must be directed to their current contact at Ginkgo.

25.	What will happen to the Zymergen facilities in Emeryville and the build out of Zymergen’s new headquarters?

In the near-term, there will be no changes in the day-to-day operations. Construction on building 4 is continuing and we are continuing to work on our moving plans. We will provide updates as our moving plans evolve.

26.	Ginkgo’s business model is different than Zymergen’s - we already pivoted away from agent business.

●	Ginkgo is not a product company but rather a platform company. We are excited about the opportunities created by combining our technologies to accelerate Ginkgo’s platform development to better serve customers and achieve our shared vision of sustainability and a world built on biology.

●	Ginkgo will also support our efforts to explore strategic options for two slimmed down companies in Advanced Materials and Drug Discovery. These options could include independent, private company spinouts or combinations with existing organizations. We will begin exploring these opportunities immediately with a goal of closing any alternative transactions before or shortly after the closing of the Ginkgo transaction.

27.	Who will comprise the management team?

Other than the executive departures we have announced, it is business as usual at Zymergen until the transaction closes. Any additional changes in the leadership of the company will be announced if they occur.

28.	Where will headquarters be?

Ginkgo is headquartered in Boston but again nothing will change for Zymergen between signing and closing.

29.	I’m on a work visa. How will the transaction impact my work authorization?

Nothing will change immediately as you will continue to be a Zymergen employee until closing. Please contact your HRBP with specific questions on your situation.

30.	What does this mean for my current/upcoming paid parental leave/ leave of absence?

There is no change to our policies in this regard. If you become a Ginkgo employee after closing, you will be subject to their policies.

31.	What does this mean for the upcoming performance & compensation cycle?

We are evaluating what kind of performance and compensation touchpoint would be beneficial for the Zymergen team. We will share more information once the reductions in force are completed.

32.	How does this announcement impact Zymergen hiring?

We are business as usual. The temporary hiring freeze that Jay announced in June remains in effect.

33.	Where can I get more information?

Contact your manager or any member of the executive team or your HRBP. You can read more in our and Ginkgo’s joint press release and other public filings, which are available at https://investors.zymergen.com/ and https://investors.ginkgobioworks.com/overview/default.aspx.

34.	What about my bonus?

We continue to accrue bonuses and plan to pay 2022 bonuses. If the deal closes before Dec 31, 2022, these bonuses will be prorated for the period from Jan 1, 2022 to the closing date. If the closing occurs in 2023, full year bonuses will be paid in the ordinary course to employees at that time. The bonus plan states that employees must be employed when bonuses are paid to be eligible; certain acceleration terms may apply for involuntary terminations to the extent provided in Zymergen’s severance policies.

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Additional Information and Where to Find It

In connection with the proposed transaction between Zymergen Inc. (“Zymergen”) and Ginkgo Bioworks Holdings, Inc. (“Ginkgo”), Ginkgo intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Zymergen and that also constitutes a prospectus of Ginkgo. Zymergen and Ginkgo may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Zymergen or Ginkgo may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Zymergen. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Zymergen, Ginkgo and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Zymergen will be available free of charge on Zymergen’s website at https://investors.zymergen.com or by contacting Zymergen’s Investor Relations department by email at investors@zymergen.com. Copies of the documents filed with the SEC by Ginkgo will be available free of charge on Ginkgo’s website at https://investors.ginkgobioworks.com or by contacting Ginkgo’s Investor Relations department by email at investors@ginkgobioworks.com.

Participants in the Solicitation

Zymergen, Ginkgo, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Zymergen’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Zymergen’s stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Zymergen, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Zymergen’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 20, 2022, and Zymergen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. Information about the directors and executive officers of Ginkgo, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Ginkgo’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 26, 2022, and Ginkgo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Zymergen or Ginkgo using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Zymergen’s and Ginkgo’s control. Statements in this communication regarding Zymergen, Ginkgo and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Zymergen’s and Ginkgo’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Zymergen’s and Ginkgo’s control. These factors include, among other things, general economic and business conditions; changes in global, political, economic, business, competitive, market and regulatory forces; judicial decisions; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; litigation and the ability of the combined company to protect its intellectual property rights; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Zymergen’s and Ginkgo’s control. Additional information concerning these risks, uncertainties and assumptions can be found in Zymergen’s and Ginkgo’s respective filings with the SEC, including the risk factors discussed in Zymergen’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q, in Ginkgo’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q and in each company’s future filings with the SEC. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Ginkgo is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Ginkgo is unable to promptly and effectively integrate Zymergen’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; legal proceedings are instituted against Zymergen, Ginkgo or the combined company; Zymergen, Ginkgo or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Zymergen or Ginkgo or on Zymergen’s or Ginkgo’s operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Zymergen or Ginkgo. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Zymergen or Ginkgo, Ginkgo’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Zymergen’s and Ginkgo’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Zymergen nor Ginkgo assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.